SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
______________

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)

(Amendment No. 8)1

Wilhelmina International, Inc.
(Name of Issuer)

Common Stock, $0.01 Par Value
(Title of Class of Securities)

968235 101
(CUSIP Number)

John P. Murray
Newcastle Capital Management, L.P.
200 Crescent Court, Suite 1400
Dallas, Texas 75201
(214) 661-7474
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

August 5, 2013
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box . ☐

Note.  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)

(Page 1 of 17 Pages)

1                      The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP 968235 101

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) NEWCASTLE PARTNERS, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* ☐(a) ☐(b)
3	SEC USE ONLY
4	SOURCE OF FUNDS* WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION TEXAS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 48,614,513
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 48,614,513
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 48,614,513
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 40.7%
14	TYPE OF REPORTING PERSON* PN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP 968235 101

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) NEWCASTLE CAPITAL MANAGEMENT, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* ☐(a) ☐(b)
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION TEXAS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH R EPORTING PERSON WITH	7	SOLE VOTING POWER 48,614,513
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 48,614,513
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 48,614,513
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 40.7%
14	TYPE OF REPORTING PERSON* PN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP 968235 101

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) NEWCASTLE CAPITAL GROUP, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* ☐(a) ☐(b)
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION TEXAS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 48,614,513
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 48,614,513
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 48,614,513
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 40.7%
14	TYPE OF REPORTING PERSON* OO

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP 968235 101

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) NCM SERVICES INC.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* ☐(a) ☐(b)
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 48,614,513
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 48,614,513
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 48,614,513
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 40.7%
14	TYPE OF REPORTING PERSON* IN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP 968235 101

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) SCHWARZ 2012 FAMILY TRUST
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* ☐(a) ☐(b)
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION TEXAS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 48,614,513
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 48,614,513
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 48,614,513
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 40.7%
14	TYPE OF REPORTING PERSON* IN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP 968235 101

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) MARK E. SCHWARZ
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* ☐(a) ☐(b)
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 48,614,513
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 48,614,513
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 48,614,513
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 40.7%
14	TYPE OF REPORTING PERSON* IN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP 968235 101

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) JOHN P. MURRAY
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* ☐(a) ☐(b)
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 50,000
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 50,000
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 50,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON* IN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP 968235 101

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) JAMES DVORAK
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* ☐(a) ☐(b)
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON -0-
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON* IN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP 968235 101

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) CLINTON COLEMAN
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* ☐(a) ☐(b)
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON -0-
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON* IN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP 968235 101

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) EVAN STONE
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* ☐(a) ☐(b)
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON -0-
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON* IN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP 968235 101

The following constitutes Amendment No. 8 (“Amendment No. 8”) to the Schedule 13D filed by the undersigned relating to shares of common stock (the “Common Stock”) of Wilhelmina International, Inc., a Delaware corporation (the “Issuer”).  This Amendment No. 8 amends the Schedule 13D as specifically set forth.

Item 2.	Identity and Background.

Item 2 is hereby amended and restated in its entirety to read as follows:

(a) - (c)  This Statement is jointly filed by Newcastle Partners, L.P., a Texas limited partnership (“NP”), Newcastle Capital Management, L.P., a Texas limited partnership, Newcastle Capital Group, L.L.C., a Texas limited liability company (“NCG”), NCM Services Inc., a Delaware corporation (“NCMS”), the Schwarz 2012 Family Trust, a trust organized under the laws of the State of Texas (the “Schwarz Trust”), Mark E. Schwarz, John P. Murray, James Dvorak, Clinton Coleman and Evan Stone (collectively, the “Reporting Persons”).  Each of NCM, as the general partner of NP, NCG, as the general partner of NCM, NCMS, as the sole member of NCG, the Schwarz Trust, as the sole stockholder of NCMS, and Mark E. Schwarz, as the sole trustee of the Schwarz Trust, may be deemed, pursuant to Rule 13d-3 of the Securities Exchange Act of 1934, as amended (the “Act”), to be the beneficial owners of all shares of Common Stock held by NP.  As of August 5, 2013, all outstanding membership interests in NCG (which were previously held by the Schwarz Trust) were contributed to NCMS. The Reporting Persons are filing this Statement jointly, as they may be considered a “group” under Section 13(d)(3) of the Act.  However, neither the fact of this filing nor anything contained herein shall be deemed to be an admission by the Reporting Persons that such a group exists.

Set forth on Schedule A annexed hereto is the name and present principal occupation or employment and the name, principal business and address of any corporation or organization in which such employment is conducted by the directors and executive officers of NCMS.

Mark E. Schwarz is the President and CEO of NCM and the sole trustee of the Schwarz Trust. The principal business of NP is investing in securities. The principal business of NCM is investment management. The principal business of NCG is acting as general partner of NCM.  The principal business of NCMS is providing management and advisory services and investing in securities. The principal occupation of John P. Murray is serving as Chief Financial Officer of NCM.   The principal occupation of James Dvorak is serving as a Managing Director and investment professional of NCM. The principal occupation of Clinton Coleman is serving as Managing Director and investment professional of NCM.  The principal place of business for each of the foregoing Reporting Persons is 200 Crescent Court, Suite 1400, Dallas, Texas 75201. The principal occupation of Evan Stone is principal and partner of Lee & Stone, LLP.  The principal business of Lee & Stone is providing legal services to investment advisers.  Mr. Stone also serves as outside General Counsel to NCM.   The principal place of business for Mr. Stone is 325 N. St. Paul St., Suite 2250, Dallas, Texas 75201.

Mark E. Schwarz is Chairman of the Board and Executive Chairman of the Issuer.  John P. Murray is the Chief Financial Officer of the Issuer.   Messrs. Dvorak and Coleman are directors of the Issuer.  Evan Stone is General Counsel and Secretary of the Issuer.

CUSIP 968235 101

(d)           No Reporting Person has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)           No Reporting Person has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)            Messrs. Schwarz, Murray, Stone, Coleman and Dvorak are citizens of the United States of America.

Item 5.                      Interest in Securities of the Issuer.

Item 5(a)-(b) is hereby amended and restated to read as follows:

(a)           The aggregate percentage of shares of Common Stock reported to be owned by the Reporting Persons is based upon 119,544,761 shares outstanding as reported in the Company’s Form 10-Q as filed with the Securities and Exchange Commission on August 14, 2013.

As of the filing date of this Statement, NP beneficially owned 48,614,513 shares of Common Stock, representing approximately 40.7% of the issued and outstanding Common Stock of the Issuer.

NCM (as the general partner of NP), NCG (as the general partner of NCM), NCMS (as the sole member of NCG), the Schwarz Trust (as the sole stockholder of NCMS) and Mr. Schwarz (as the sole trustee of the Schwarz Trust) may also be deemed to beneficially own the 48,614,513 shares of Common Stock beneficially owned by NP.

Mr. Murray beneficially owns 50,000 shares of Common Stock issuable upon the exercise of options granted to Mr. Murray in his capacity as an officer of the Issuer.

Messrs. Dvorak, Coleman and Stone do not currently beneficially own any securities of the Issuer.

(b)           By virtue of his position with NP, NCM, NCG, NCMS and as sole trustee of the Schwarz Trust, Mr. Schwarz has the sole power to vote and dispose of the shares of Common Stock beneficially owned by NP reported in this Statement.  Mr. Murray has the sole power to vote and dispose of the shares of Common Stock reported as beneficially owned by him in this Statement.

CUSIP 968235 101

Item 7.                      Materials to be Filed as Exhibits.

99.1
Joint Filing Agreement dated as of August 23, 2013 by and among Newcastle Partners, L.P., Newcastle Capital Group, L.L.C., Newcastle Capital Management, L.P., NCM Services Inc., the Schwarz 2012 Family Trust, Mark E. Schwarz, John Murray, Clinton Coleman, James Dvorak and Evan Stone.

CUSIP 968235 101

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Dated: August 23, 2013	NEWCASTLE PARTNERS, L.P.

By: Newcastle Capital Management, L.P.,
its General Partner

By:Newcastle Capital Group, L.L.C.,
its General Partner

By:NCM Services Inc.,
its Sole Member

By: /s/ Mark E. Schwarz
Mark E. Schwarz, its Chief Executive Officer

NEWCASTLE CAPITAL MANAGEMENT, L.P.

By: Newcastle Capital Group, L.L.C.,
its General Partner

By: NCM Services Inc.,
its Sole Member

By: /s/ Mark E. Schwarz
Mark E. Schwarz, its Chief Executive Officer
NEWCASTLE CAPITAL GROUP, L.L.C.

By: NCM Services Inc.,
its Sole Member

By: /s/ Mark E. Schwarz
Mark E. Schwarz, its Chief Executive Officer

CUSIP 968235 101

NCM SERVICES INC.

By: /s/ Mark E. Schwarz
Mark E. Schwarz, its Chief Executive Officer

SCHWARZ 2012 FAMILY TRUST

By: /s/ Mark E. Schwarz
Mark E. Schwarz, Trustee

/s/ Mark E. Schwarz
MARK E. SCHWARZ

/s/ John P. Murray
JOHN P. MURRAY

/s/ James Dvorak
JAMES DVORAK

/s/ Clinton Coleman
CLINTON COLEMAN

/s/ Evan Stone
EVAN STONE

CUSIP 968235 101

Schedule A

Directors and Executive Officers of NCM Services Inc.

Name and Position	Present Principal Occupation	Business Address
Mark E. Schwarz, Director and Chief Executive Officer	Insurance Company Executive (Hallmark Financial Services) and CEO, Newcastle Capital Management, L.P., a private investment management firm	Newcastle Capital Management, L.P. 200 Crescent Ct., Ste. 1400, Dallas, TX 75201
Robert Bennett, Director	CEO, First Lexington Corporation, a boutique private equity firm	14275 Midway Road Suite 140 Addison, Texas 75001-3651
Ramon Phillips, Director	Retired executive	c/o NCM Services Inc. 200 Crescent Ct., Ste. 1400, Dallas, TX 75201
John Murray, Chief Financial Officer	CFO, Newcastle Capital Management, L.P., a private investment management firm	Newcastle Capital Management, L.P. 200 Crescent Ct., Ste. 1400, Dallas, TX 75201